

June 26, 2015

Via E-mail
David Nowak
Managing Partner
BCP IV GrafTech Holdings LP
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario MJ5 2T3

> **Re:** **GrafTech International Ltd.**
> **Amendment No. 1 to Schedule TO-T**
> **Filed June 18, 2015 by BCP IV GrafTech Holdings LP, et al.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed June 18, 2015 by BCP IV GrafTech Holdings LP, et al.**
> **File No. 005-45707**

Dear Mr. Nowak:

We have reviewed the filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

1. Special Factors – Background of the Offer, page 3

1.   Refer to comment 7 in our prior comment letter and your response. In your response letter, describe the facts supporting your determination that the consulting firm is not a third party covered by Item 1015 of Regulation M-A.

7. Certain Information Concerning the Company, page 55

2.   Please include the draft disclosure provided in response to prior comment 16 in the next amendment to the Schedule TO.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Michael J. Aiello, Esq.
       Jackie Cohen, Esq.
       Weil, Gotshal & Manges LLP